Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153-0119

(212) 310-8000

FAX:  (212) 310-8007

October 6, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: Lantheus Medical Imaging, Inc., Lantheus MI Intermediate, Inc. and Lantheus MI Real Estate LLC

Dear Ladies and Gentlemen:

On behalf of Lantheus Medical Imaging, Inc. (the “Company”) and the additional registrants, Lantheus MI Intermediate, Inc. and Lantheus MI Real Estate LLC (collectively with the Company, the “Registrants”), please accept for filing, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), the Registrants’ Registration Statement on Form S-4 relating to the offer to exchange (the “Exchange Offer”) all of the Company’s outstanding $250,000,000 aggregate principal amount of 9.750% Senior Notes due 2017 for $250,000,000 aggregate principal amount of 9.750% Senior Notes due 2017 that are registered under the Securities Act (the “Exchange Notes”).

Please note that we are registering the Exchange Notes in reliance on the staff’s position set forth in Exxon Capital Holdings Corp. (publicly available May 13, 1988), Morgan Stanley & Co. Inc. (publicly available June 5, 1991), and Shearman & Sterling (publicly available July 2, 1993). Accordingly, please find attached as Exhibit A a supplemental letter stating that we are registering the Exchange Offer in reliance on the staff’s position contained in these no-action letters and including the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Please be advised that funds in the amount of $17,825.00, representing the registration fee for the filing of the Registration Statement, have been transferred by electronic wire transfer to the Securities and Exchange Commission.

Please contact me at (212) 310-8849 with any questions or comments concerning the above or the Registration Statement generally.

Very truly yours,

/s/ Heather Emmel

Heather Emmel

Lantheus Medical Imaging, Inc.

331 Treble Cove Road

North Billerica, MA 08162

(978) 671-8001

October 6, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

Lantheus Medical Imaging, Inc. (the “Company”) is seeking to register $250,000,000 in aggregate principal amount of its 9.750% Senior Notes due 2017 (the “Registered Notes”) under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on the date hereof (the “Registration Statement”), in reliance upon the position of the staff of the Commission (the “Staff”) enunciated in Exxon Capital Holdings Corporation (avail. May 13, 1988) and Morgan Stanley & Co. Incorporated (avail. June 5, 1991). As described in the Registration Statement, the Registered Notes will be offered (the “Exchange Offer”) in exchange for the Company’s 9.750% Senior Notes due 2017 (the “Old Notes”). The Old Notes were issued by the Company on May 10, 2010 and sold through Jefferies & Company, Inc., BMO Capital Markets Corp. and Natixis Bleichroeder LLC to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to persons in offshore transactions pursuant to Regulation S under the Securities Act.

In accordance with the Staff’s position enunciated in Morgan Stanley & Co. Incorporated, the Company represents that it has not entered into any arrangement or understanding with any person to distribute the Registered Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Registered Notes in the ordinary course of its business and is not engaging in and does not intend to engage in a distribution and has no arrangement or understanding with any person to participate in a distribution of the Registered Notes to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any holder of Old Notes using the Exchange Offer to participate in a distribution of the Registered Notes to be acquired in the Exchange Offer (a) cannot rely on the Staff’s position enunciated in Exxon Capital Holdings Corporation, Morgan Stanley & Co. Incorporated or similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

Additionally, in accordance with the Staff’s position enunciated in Shearman & Sterling (avail. July 2, 1993), the Company will (a) make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Registered Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (which may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions) in connection with any resales of such Registered Notes and (b) include in the letter of transmittal accompanying the Exchange Offer prospectus the following additional provision:

If the exchange offeree is a broker-dealer that will receive Registered Notes for its own account in exchange for Old Notes that were acquired as a result of market-making activities or other trading activities, it acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of such Registered Notes.

The letter of transmittal will also include a statement to the effect that, by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours,

LANTHEUS MEDICAL IMAGING, INC.

By:	/s/ Michael P. Duffy
Name:	Michael P. Duffy
Title:	Vice President, General Counsel and Secretary